Obtaining Control of Credit Suisse Global Sustainable Dividend Equity A

As of April 30, 2014, Merchant Holdings ("Shareholder") owned 0 shares of the Fund. As of April 30, 2015 Shareholder owned 100,030 shares of the Fund which represented 91.80% of the Fund. Accordingly, Shareholder has become a controlling person of the Fund.


Obtaining Control of Credit Suisse Global Sustainable Dividend Equity C

As of April 30, 2014, Merchant Holdings ("Shareholder") owned 0 shares of the Fund. As of April 30, 2015 shareholder owned 100,000 shares of the Fund which represented 90.57% of the Fund. Accordingly, Shareholder has become a controlling person of the Fund.


Obtaining Control of Credit Suisse Global Sustainable Dividend Equity I

As of April 30, 2014, Merchant Holdings ("Shareholder") owned 0 shares of the Fund. As of April 30, 2015 Shareholder owned 1,800,904 shares of the Fund which represented 92.14% of the Fund. Accordingly, Shareholder has become a controlling person of the Fund.